FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: June 29, 2005

Index

Item	Description of Item

1.	Minutes of the Ordinary General Meeting Held on April 29, 2005

2.	Proposals Approved by the Board of Directors, May 19, 2005

3.	Material Announcement, June 2, 2005

4.	Calendar of Corporate Events - 2005

5.	Notice to Stockholders, June 17, 2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS (CEMIG)

Listed Company – Taxpayer No. 17.155.730/0001-64

MINUTES OF THE ORDINARY GENERAL MEETING HELD ON APRIL 29, 2005.

On the twenty-ninth day of the month of April of the year two thousand and five, at two o’clock in the afternoon, in its head offices at Av. Barbacena, 1200, 18th floor, in Belo Horizonte, State of Minas Gerais, the shareholders of Companhia Energética de Minas Gerais (CEMIG) met in an Ordinary General Meeting, at the first convening, representing more than two thirds of the corporate capital with voting rights, as verified in the Shareholder Attendance Book, in which all attendees entered their signatures and made the declarations required. The shareholder State of Minas Gerais was represented by the Attorney-General of the State of Minas Gerais, José Bonifácio Borges de Andrada, under the terms of Supplementary Law No. 30, of August 10, 1993, as altered by Supplementary Law No. 75, of January 13, 2004. Also present were the Supervisory Counselor Aristóteles Luiz Menezes Vasconcellos Drummond and the Independent Auditors Deloitte Touche Tohmatsu, represented by Mr. Gilberto Grandolpho, CRC-SP 139.572/0-5 S/MG, and the Directors Djalma Bastos de Morais and Flávio Decat de Moura. Mr. Ary Ferreira Filho, the acting Manager of the General Secretariat of CEMIG, began by stating that there was a quorum for holding the Ordinary General Meeting. He also stated that the shareholders present had the responsibility to choose the Chairman of this Meeting, in conformity with the provisions of article 10 of the Company’s Articles of Association. Asking to speak, the representative of the shareholder State of Minas Gerais put forward the name of the shareholder Manoel Bernardino Soares to preside over the meeting. When the proposal from the representative of the shareholder State of Minas Gerais was put to a vote, it was unanimously approved. Following this, Mr. Chairman declared that the Meting was open and invited the shareholder Ary Ferreira Filho to act as secretary for the proceedings, asking him to proceed with the reading of the announcement of the meeting published in the newspapers “Minas Gerais”, the Official Gazette of the Public Authorities of the State, on April 13, 14 and 19 of the current year, and “O Tempo” and “Gazeta Mercantil”, on April 13, 14 and 15 of the current year, which had the following content: “COMPANHIA ENERGÉTICA DE MINAS GERAIS (CEMIG) – OPEN COMPANY – TAXPAYER No. 17.155.730/0001-64 – ORDINARY GENERAL MEETING – ANNOUNCEMENT – Shareholders are called on to meet in an Ordinary General Meeting to be held on April 29, 2005, at 2:00 p.m., in the head offices at Avenida Barbacena, 1200, 18th floor, in this city of Belo Horizonte, State of Minas Gerais, for the purpose of deciding on the following matters: 1- examination, discussion and voting on the Administrative Report and Financial Statement relating to the fiscal year concluded on December 31, 2004, and also on the respective supplementary documents; 2- destination of the net profits from the fiscal year 2004, in accordance with the provisions in article 192 of Law 6404/76 and subsequent alterations; 3- definition of the form and date of payment of Interest on the Corporate Capital and of Dividends, amounting to R$ 692,400,000; 4- election of the effective and substitute members of the Supervisory Board and setting of their remuneration; 5- setting of the remuneration for the Company’s Administrators. Shareholders that wish to be represented at the said General Meeting should meet the requirements of article 126 of Law 6404/76 and subsequent alterations, and of the sole paragraph of article 9 of the Company’s Articles of Association, through presenting at the time, or depositing the proofs of ownership of the shares issued by a depositing financial institution and the power of attorney with special powers, with the Administration of the General Secretariat of CEMIG, at Av. Barbacena, 1200, 19th floor, wing B1, in Belo Horizonte, State of Minas Gerais, by 4:00 p.m. on April 27, 2005. Belo Horizonte, March 29, 2005. a.) Wilson Nélio Brumer – Chairman of the Administrative Board”. Before the items on the agenda of the present Meeting were put forward for discussion and voting, the representative of the shareholder Southern Electric Brasil Participações Ltda. spoke out, to have it recorded in the minutes, that the alterations to the articles of association put forward at the Extraordinary General Meeting of October 25, 1999, and also at subsequent meetings, were approved only in view of the suspension of the Shareholders’ Agreement, by decision of the Judicial Authorities, and they were therefore provisional and precarious. He thus stressed that the acts and operations undertaken by the administration bodies or submitted for its approval could, when in support of the alterations to the articles of association made under the protection of the judicial decision in force today, be revised and removed from the juridical sphere at any moment. Regarding this question, the representative of the shareholder State of Minas Gerais recalled that the decision that annulled the Shareholders’ Agreement entered into between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer had a preliminary or provisional character. It was a decision on merits and therefore was not a suspension, but annulment. He added that there already was a decision on merits that annulled the Shareholders’ Agreement, confirmed by the Court of Appeal of the State of Minas Gerais. He also clarified that the decisions of this Meeting could only take into consideration what existed at the present day, and that it would be foolhardy not to vote on matters in the expectation of judicial decisions since, in reality, the said Shareholders’ Agreement could not, through the force of the judicial pronouncement, produce any effect and the decisions are being made within strict compliance with the judicial provisions. In conclusion, he observed that the extraordinary and special appeals moved by Southern were not accepted by the Vice-Chairman of the Court of Appeal of the State of Minas Gerais, and also more recently, the Supreme Court of Appeal refused admission for a bill of review also applied for by Southern, thereby reinforcing the juridical situation already declared by the Court of Appeal of the State of Minas Gerais, or in other words, the non-effectiveness of the Shareholders’ Agreement that was the purpose of the action. Speaking once again, the representative of the shareholder Southern Electric Brasil Participações Ltda. stated, in relation to the judicial measures in progress, that the possibilities for having the Extraordinary Appeal against the decision of the Court of Appeal of the State of Minas Gerais heard and granted by the Federal Supreme Court were not yet exhausted. Following this, Mr. Chairman, in accordance with item 1 of the order of the day, put forward for discussion the Administrative Report and Financial Statement relating to the fiscal year concluded on December 31, 2004, and the respective supplementary documents, clarifying that they had been widely published by the press, since they had been made available to shareholders by means of a notice inserted in the newspapers “Minas Gerais”, the Official Gazette of the Public Authorities of the State, on

March 10, 12 and 15 of the current year, “O Tempo” on March 10, 12 and 14 of the current year and “Gazeta Mercantil”, on March 14, 15 and l6 of the current year, and published in “Minas Gerais”, the Official Gazette of the Public Authorities of the State, and “O Tempo”, on April 14 of the current year, and “Gazeta Mercantil”, on April 15 of the current year. Following this, Mr. Chairman put the Administrative Report and Financial Statement relating to the fiscal year concluded on December 31, 2004, and the respective supplementary documents, to a vote in which they were approved. The persons legally impeded from voting abstained: the shareholders legally represented by BB Administração de Ativos DTVM S.A. and by Ms. Beatriz Oliveira Furtado. Continuing the work, Mr. Chairman asked the Secretary to proceed with reading the Proposal from the Administrative Board that items 2 and 3 of the order of the day dealt with, and also the Opinion from the Supervisory Board regarding this. These documents had the following content: “PROPOSAL FROM THE ADMINISTRATIVE BOARD TO THE ORDINARY GENERAL MEETING TO BE HELD BY APRIL 29, 2005. Messrs. Shareholders: Considering that the Financial Statements from the fiscal year of 2004 present a net profit for the period of R$ 1,384,801,000, the Administrative Board has the duty to propose to the Shareholders’ Meeting how to allot the corporation’s profit. The Administrative Board is proposing to you that the following allocations should be made from the net profit of R$ 1,384,801,000 from the fiscal year: 1) R$ 692,400,000 should be distributed in the form of dividends, corresponding to 50% of the net profit from the fiscal year of 2004, namely: 1.1) Dividends in the form of interest on private capital, amounting to R$ 510,000,000, of which: R$ 200,000,000 was approved by the Administrative Board on June 1, 2004, to which all shareholders enrolled in the “Nominative Shares Registration Book” on June 11, 2004, have the right; R$ 100,000,000 was approved by the Administrative Board on August 27, 2004, to which all shareholders enrolled in the “Nominative Shares Registration Book” on September 8, 2004, have the right ; R$ 170,000,000 was approved by the Administrative Board on November 30, 2004, to which all shareholders enrolled in the “Nominative Shares Registration Book” on December 10, 2004, have the right; R$ 40,000,000 was approved by the Administrative Board on December 28, 2004, to which all shareholders enrolled in the “Nominative Shares Registration Book” on January 10, 2004, have the right. 1.2) Supplementary dividends, amounting to R$ 182,400,000, without any liability for Income Tax at Source, to which shareholders will have the right if they are enrolled in the “Nominative Shares Registration Book” on the date of holding the Ordinary General Meeting of 2005. 1.3) The payment of the dividends will be in two half-yearly installments. The first installment of dividends will be paid on June 30, 2005, amounting to R$ 346,200,000, thus taking into account the installment of interest on private capital of R$ 200,000,000 declared on June 11, 2004, the installment of interest on private capital of R$ 100,000,000 declared on September 8, 2004, and R$ 46,200,000 relating to the part of the interest on private capital declared on December 10, 2004. The second installment of the dividends will be paid on December 29, 2005, amounting to R$ 346,200,000, taking into account R$ 123,800,000 of supplementary interest on private capital declared on December 10, 2004, plus R$ 40,000,000 of interest on private capital declared on December 28, 2004, and an installment of R$ 182,400,000 relating to supplementary dividends. The payment of each of the installments indicated may be made earlier, according to the availability of cash and at the Executive Directorate’s discretion. 2) R$ 66,834,000 as Social Profit, in conformity with the decision of the Ordinary General Meeting of April 30, 2002, relating to 5% of CEMIG’s net profit for the fiscal year, without including the asset equivalence result, to cover expenses in accordance with the following allocations specified: 2.1) R$ 12,500,000 to the Irapé hydroelectric power station project, to cover environmental and land costs involved in the Statement of Agreement with the Federal Public Attorneys’ Office, relating to investments during the fiscal year of 2005, thereby supplementing the resources defined by CRCA/047/2002, of July 19, 2002. 2.2) R$ 16,607,000 for financial coverage of the activities of the Industrial Development Institute of Minas Gerais (INDI), of which R$ 11,497,000 relates to the year 2005 and R$ 5,110,000 is to cover part of the funding for 2004 that was not allocated from the social profit of 2004. 2.3) R$ 37,727,000 to cover part of the amount of the Third Contractual Addition for the Irapé hydroelectric power station project, involving adjustments to the investments in civil construction works within the undertaking, at a current value of R$ 69,874,000, in conformity with the approval through CRCA/180/2004 of December 30, 2004. The amounts already approved by the Administrative Board for application in the Irapé project and the “Light for Everyone” program will be compensated for in the social profit of future fiscal years. 3) An amount of R$ 205,809,000 will be allocated to the investments listed in the following: 3.1) R$ 38,779,000 for the capital input to be made in the company Infovias S/A in 2005, which, added to the sum of R$ 9,221,000 of profit allocated in 2004 and not applied during that fiscal year, gives a sum of R$ 48,000,000 of investment approved in the Budget Proposal for 2005, in conformity with CRCA-179/04, of December 28, 2004. 3.2) R$ 1,650,000 relating to the capital input to be made in Cemig PCH S/A in 2005, in conformity with the Resolution proposed to the Administrative Board, for deliberation on this date. 3.3) R$ 4,645,000 relating to the capital input into the Barreiro S/A thermal power station, of which R$ 3,445,000 was applied in 2004 (R$ 1,030,000 approved in CRCA–089/2004, of July 29, 2004; R$ 1,350,000 approved in CRCA-113/2004, of September 30, 2004; R$ 1,065,000 approved in CRCA-156/2004, of December 14, 2004), and R$ 1,200,000 to be applied in 2005, in conformity with the Resolution proposed to the Administrative Board, for deliberation on this date. 3.4) R$ 10,341,000 relating to the capital input to be made in the Transleste transmission company in 2005, a company for specific purposes, with the aim of installing the Irapé-Montes Claros 345 kV transmission line, in conformity with CRCA-096/2003 and CRCA-097/2003, both of December 19, 2003. 3.5) R$ 30,000 relating to the capital input to be made in CEMIG Trading S/A in 2005, in conformity with CRCA-096/04, of August 27, 2004. 3.6) R$ 6,208,000 relating to the capital input to be made in the Transirapé transmission company on 2005, for the installation of the Irapé-Araçuaí transmission line, in conformity with CRCA-024/05, of February 2, 2005. 3.7) R$ 6,489,000 for the capital input to be made in the Center-West of Minas transmission company in 2005, for the installation of the Itutinga-Juiz de Fora transmission line, in conformity with CRCA-162/04, of December 14, 2004. 3.8) R$ 137,667,000 for the acquisition of shareholding control of the Rosal Energy hydroelectric power station, of which R$ 134,000,000 was disbursed in 2004 and R$ 3,667,000 will be disbursed in 2005, relating to the difference in assets ascertained for that company between August 31, 2004, and December 31, 2004, in conformity CRCA-138/2004, of November 9, 2004. 4) R$ 419,758,000 will be kept in the net assets with the objective of reinforcing the working capital and applications appearing in the Investment Budget for 2005, as approved by the Administrative Board on December 28, 2004, in conformity with CRCA-179/04. Table 1, below, summarizes the corporation’s resources to be disbursed for the fiscal year of 2005, covering the allocations listed above, to be accomplished during the fiscal year of 2005.

CASH BUDGET FOR THE COMPANIES, FOR 2005 - R$ thousands

(CEMIG’s Financial Projections appearing in the Budget Proposal for 2005, approved in conformity with CRCA-179/2004, of December 28, 2004)

Description	G/T	Distribution	Holding
A – INITIAL CASH BALANCE	5,000	10,000	446,116
B -TOTAL RESOURCES	3,767,460	9,588,951	2,223,141
Gross Revenue	2,884,802	8,306,174	165,000
Capital Resources	—	—	1,940,700
- Dividends/JCP	—	—	1,043,700
- Capital Raised (Debentures/others)	—	—	897,000
Financing / Assistance	862,500	1,205,276	—
- Assistance for Consumers	—	182,231	—
- Eletrobrás	—	424,245	—
- Debentures	762,500	398,800	—
- FIDC Operations	100,000	200,000	—
Others	20,158	77,501	117,441
C - TOTAL DISBURSEMENTS	3,704,632	9,426,023	2,436,816
Investment Budget	564,800	1,250,800	172,200
- CAPEX	564,800	552,700	172,200
- Special Projects	—	698,100	—
Expenses Budget	512,081	1,802,679	204,491
Electrical Energy Purchased	262,232	2,296,665	34,980
Charges on Earnings	297,182	1,787,023	50,658
Charges from Tariffs and Taxes	391,167	945,916	238,298
Debt Servicing	1,142,570	765,950	143,119
Dividends and JCP	500,000	500,000	1,588,000	(a)
Other Disbursements	34,600	76,990	5,070
D – FINAL CASH BALANCE (A+B-C)	67,828	172,928	232,441

Note: (a) Refers to dividends of 50% on the 2004 result, including interest on private capital declared, amounting to R$ 510.0 million, and supplementary dividends to be ascertained in 2005.

Table 2, below, demonstrates the calculation of the dividends proposed by the Administration.

STATEMENT OF THE CALCULATION OF THE DIVIDENDS PROPOSED:

Calculation of the statutory minimum dividends for	Control
preference shares	2004	2003

Nominal value of the preference shares	912,797	912,797
Percentage on the nominal value of the preference shares	10.00%	10.00%
Value of the dividends in accordance with the first payment criterion	91,280	91,280

Net asset value	7,251,385	6,558,569
Percentage of the preference shares on the net asset value	56.29%	56.29%
Participation of the preference shares in the net assets	4,081,805	3,691,818
Percentage on the net asset value of the shares	3.00%	3.00%
Value of the dividends in accordance with the second payment criterion	122,454	110,755

Mandatory minimum statutory dividends for preference shares – as mentioned in item “a” of this note	122,454	110,755

Mandatory dividends
Net profit for the fiscal year	1,384,801	1,197,642
Mandatory dividend – 50.00% of the net profit for 2004 and 25.00% of the net profit for 2003	692,400	299,411

Dividends proposed -
Interest on private capital	510,000	250,000
Supplementary dividends	182,400	70,494
Total	692,400	320,494

Total dividend for preference shares	389,752	180,406
Total dividend for ordinary shares	302,648	140,088

Dividends per batch of one thousand shares - R$
Statutory minimum dividends for the preference shares	1.34	1.21
Statutory dividend	4.28	1.85
Dividends proposed	4.28	1.98

As can be seen, the present proposal has the objective of meeting the legitimate interests of the shareholders and the company, and for this reason the Administrative Board hopes that it will be approved by the shareholders. Belo Horizonte, March 7, 2005. aa.) Wilson Nélio Brumer – Chairman; Djalma Bastos de Morais – Vice-Chairman; Aécio Ferreira da Cunha –Member; Alexandre Heringer Lisboa – Member; Antônio Adriano Silva – Member; Francelino Pereira dos Santos – Member; José Luiz Alquéres – Member; Maria Estela Kubitschek Lopes – Member; Nilo Barroso Neto – Member. OPINION FROM THE SUPERVISORY BOARD – The members of the Supervisory Board of Companhia Energética de Minas Gerais (CEMIG), signed below, in performing their legal and statutory functions, have examined the Proposal from the Administrative Board relating to the following allocations of the net profit from the fiscal year of 2004, amounting to R$ 1,384,801,000: 1) R$ 692,400,000 should be distributed in the form of dividends, corresponding to 50% of the net profit from the fiscal year of 2004, namely: 1.1) Dividends in the form of interest on private capital, amounting to R$ 510,000,000, of which: a) R$ 200,000,000 was approved by the Administrative Board on June 1, 2004, to which all shareholders enrolled in the “Nominative Shares Registration Book” on June 11, 2004, have the right; b) R$ 100,000,000 was approved by the Administrative Board on August 27, 2004, to which all shareholders enrolled in the “Nominative Shares Registration Book” on September 8, 2004, have the right; c) R$ 170,000,000 was approved by the Administrative Board on November 30, 2004, to which all shareholders enrolled in the “Nominative Shares Registration Book” on December 10, 2004, have the right; d) R$ 40,000,000 was approved by the Administrative Board on December 28, 2004, to which all shareholders enrolled in the “Nominative Shares Registration Book” on January 10, 2004, have the right. 1.2) Supplementary dividends, amounting to R$ 182,400,000, without any liability for Income Tax at Source, to which shareholders will have the right if they are enrolled in the “Nominative Shares Registration Book” on the date of holding the Ordinary General Meeting of 2005. 1.3) The payment of the dividends will be in two half-yearly installments. The first installment of dividends will be paid on June 30, 2005, amounting to R$ 346,200,000, thus taking into account the installment of interest on private capital of R$ 200,000,000 declared on June 11, 2004, the installment of interest on private capital of R$ 100,000,000 declared on September 8, 2004, and R$ 46,200,000 relating to the part of the interest on private capital declared on December 10, 2004. The second installment of the dividends will be paid on December 29, 2005, amounting to R$ 346,200,000, taking into account R$ 123,800,000 of supplementary interest on private capital declared on December 10, 2004, plus R$ 40,000,000 of interest on private capital declared on December 28, 2004, and an installment of R$ 182,400,000 relating to supplementary dividends. The payment of each of the installments indicated may be made earlier, according to the availability of cash and at the Executive Directorate’s discretion. 2) R$ 66,834,000 as Social Profit, in conformity with the decision of the Ordinary General Meeting of April 30, 2002, relating to 5% of CEMIG’s net profit for the fiscal year, without including the asset equivalence result, to cover expenses in accordance with the following allocations specified: 2.1) R$ 12,500,000 to the Irapé hydroelectric power station project, to cover environmental and land costs involved in the Statement of Agreement with the Federal Public Attorneys’ Office, relating to investments during the fiscal year of 2005, thereby supplementing the resources defined by CRCA/047/2002, of July 19, 2002. 2.2) R$ 16,607,000 for financial coverage of the activities of the Industrial Development Institute of Minas Gerais (INDI), of which R$ 11,497,000 relates to the year 2005 and R$ 5,110,000 is to cover part of the funding for 2004 that was not allocated from the social profit of 2004. 2.3) R$ 37,727,000 to cover part of the amount of the Third Contractual Addition for the Irapé hydroelectric power station project, involving adjustments to the investments in civil construction works within the undertaking, at a current value of R$ 69,874,000, in conformity with the approval through CRCA/180/2004 of December 30, 2004. The amounts already approved by the Administrative Board for application in the Irapé project and the “Light for Everyone” program will be compensated for in the social profit of future fiscal years. 3) An amount of R$ 205,809,000 will be allocated to the investments listed in the following: 3.1) R$ 38,779,000 for the capital input to be made in the company Infovias S/A in 2005, which, added to the sum of R$ 9,221,000 of profit allocated in 2004 and not applied during that fiscal year, gives a sum of R$ 48,000,000 of investment approved in the Budget Proposal for 2005, in conformity with CRCA-179/04, of December 28, 2004. 3.2) R$ 1,650,000 relating to the capital input to be made in Cemig PCH S/A in 2005, in conformity with the Resolution proposed to the Administrative Board, for deliberation on this date. 3.3) R$ 4,645,000 relating to the capital input into the Barreiro S/A thermal power station, of which R$ 3,445,000 was applied in 2004 (R$ 1,030,000 approved in CRCA–089/2004, of July 29, 2004; R$ 1,350,000 approved in CRCA-113/2004, of September 30, 2004; R$ 1,065,000 approved in CRCA-156/2004, of December 14, 2004), and R$ 1,200,000 to be applied in 2005, in conformity with the Resolution proposed to the Administrative Board, for deliberation on this date. 3.4) R$ 10,341,000 relating to the capital input to be made in the Transleste transmission company in 2005, a company for specific purposes, with the aim of installing the Irapé-Montes Claros 345 kV transmission line, in conformity with CRCA-096/2003 and CRCA-097/2003, both of December 19,

2003. 3.5) R$ 30,000 relating to the capital input to be made in CEMIG Trading S/A in 2005, in conformity with CRCA-096/04, of August 27, 2004. 3.6) R$ 6,208,000 relating to the capital input to be made in the Transirapé transmission company on 2005, for the installation of the Irapé-Araçuaí transmission line, in conformity with CRCA-024/05, of February 2, 2005. 3.7) R$ 6,489,000 for the capital input to be made in the Center-West of Minas transmission company in 2005, for the installation of the Itutinga-Juiz de Fora transmission line, in conformity with CRCA-162/04, of December 14, 2004. 3.8) R$ 137,667,000 for the acquisition of shareholding control of the Rosal Energy hydroelectric power station, of which R$ 134,000,000 was disbursed in 2004 and R$ 3,667,000 will be disbursed in 2005, relating to the difference in assets ascertained for that company between August 31, 2004, and December 31, 2004, in conformity CRCA-138/2004, of November 9, 2004. 4) R$ 419,758,000 will be kept in the net assets with the objective of reinforcing the working capital and applications appearing in the Investment Budget for 2005, as approved by the Administrative Board on December 28, 2004, in conformity with CRCA-179/04. After attentive analysis of the said proposed and also considering that the legal norms pertinent to the matter have been observed, as well as the joint interests of CEMIG and its shareholders, the members of the Supervisory Board give an opinion favoring its approval by the Ordinary General Meeting to be held on April 29, 2005. Belo Horizonte, March 7, 2005. aa.) aa.) Aristóteles Luiz Menezes Vasconcellos Drummond, Luiz Guaritá Neto and Thales de Souza Ramos Filho”. Following this, Mr. Chairman put forward for discussion the Proposal from the Administrative Board relating to items 2 and 3 of the order of the day. Asking to speak, the shareholder Marcelo Correia de Moura Baptista, for himself and on behalf of the Intermunicipal Union of Electric Energy Industry Workers of Minas Gerais (Sindieletro), commented on the perverse situation that, in his opinion, the company and its employees were in, or in other words, on the one hand there was the increase in dividends and the transfer of resources abroad, and on the other hand, there was the raising of electric energy tariffs. The dividends proposed reached R$ 692 million, more than twice the value in 2003, and accompanied an increase of 19.79% in tariffs. He then reiterated that the dividend distribution policy, which was altered on December 13, 2004, was in the interests of the majority shareholders, the State of Minas Gerais and Southern Electric Brasil Participações Ltda., but was certainly contrary, in his opinion, to the interests of society and threatened the company’s financial health in its investments and indebtedness. The representative of the shareholder Southern Electric Brasil Participações Ltda., again asked to speak and said that, notwithstanding the vote in favor that would be given to the allocations of the results from the fiscal year, it needed to be emphasized that the procedures adopted by the company in relation to the so-called “Social Profit” and the approval of the capital budget for the purposes of allocating portions of the net profit to future investments were incorrect. With regard to the so-called “Social Profit”, it was worth noting, he continued, that this did not have legal backing and resulted from the simple will of the shareholders. The treatment given to it should be the same as for all other profit ascertained by the company, or in other words, after the deductions or legal retentions and the payment of the mandatory dividend, all profits should be distributed, except for retentions for investments in conformity with the capital budget approved at a general meeting. It happened that this Social Profit was being committed not only regarding the portion of the net profit ascertained for the fiscal year in question, but also portions relating to future fiscal years, which was clearly irregular, if not impossible. To speak of committing the company’s future profits when their amount and even existence are uncertain would be untoward. With regard to the balance of R$ 419,758,000.00 that would be kept in the net assets (it was understood that this would be in a capital reserve account, since it would constitute reinvestment in the company) for the application appearing in the Investment Budget, it should be emphasized that article 196 of Law 6404/1976 determines that such budgets should include all the sources of funds for making these investments, which clearly would not just be the sum of the retained net profit. Moreover, it should be taken into account that not only the retaining of the amount referred to above, but also all the investments appearing in the said budget would have to be within and in full consonance with the guidelines of the so-called Master Plan for the company that has been presented to the market and to shareholders. This master Plan contains the general parameters not only for the investments to be made and the sources of funds needed for them, but also contains projections for the future results to be generated by the company and the corresponding distributions, including the distribution of extraordinary dividends. It was worth emphasizing, he continued, that the search for such results is primordial, including for moving forward regarding the serious problem of the debt that the Controlling Shareholder’s account for results to compensate has with the company, which remains unresolved today, with a huge debt still pending. Thus, it would be wrong to speak of approving investments unless, in addition to satisfactory detailing, they took into consideration the guidelines of the Master Plan, effectively implied that sources for the necessary funds would be sought, and ensured the projected results. Finally, with regard to the dividends and/or interest on private capital that the Controlling Shareholder, the State of Minas Gerais has the right to, it should be recorded that, under the terms of the law that provides for the compensation of credits and debits, and likewise and more specifically Clause Four of the Third Addition to the Statement of Agreement for Granting Credit for the remaining balance in the account for results to compensate, dated October 24, 2002, which is now in force, and in view of the persistent default of the State of Minas Gerais towards the company, this company is authorized to withhold the full amount of such dividends or interest on private capital, in payment of the balance owed by the State of Minas Gerais, and the company’s administrators have an obligation to proceed thus, or else face liability. Regarding this question, the shareholder and also Director of Finances, Participation and Investor Relations, Flávio Decat de Moura, said that the Administration had effectively presented to the Administrative Board a mechanism for the graphic account for following up and amortizing the sum corresponding to the social profit, over a ten-year period, i.e. until 2015. The Administrative Board should follow up these investments, which were made to cover projects within CEMIG’s concession area and which do not give a return in conformity with the standards adopted by the company. In conclusion, this shareholder stated that the company had followed all the precepts of the Master Plan, thereby providing for the company’s growth to reach approximately 20% of the market over the coming years, and he further emphasized that the control mechanisms adopted by CEMIG are much more rigid than those previously adopted. Following this, the shareholder and also Director-Chairman of the company, Djalma Bastos de Morais, said that the social profit was not formerly applied by the company, and is now enabling the full illumination of its concession area, thereby attending socially to the whole State of Minas Gerais. The shareholder Alexandre Heringer Lisboa then asked to speak and emphasized that the social profit is one of the greatest gains for the benefit of the population of the State. Following this, the representative of the shareholder State of Minas Gerais asked to speak and said that, in view of the Opinion from the Supervisory Board, he would vote in favor of approving the Proposal from the Administrative Board to this Meeting. Following this, Mr. Chairman put the Proposal from the Administrative Board relating to items 2 and 3 of the convocation to a vote and it was approved. There were votes against from the shareholder Marcelo Correia de Moura Baptista, for himself and on behalf of the Intermunicipal Union of Electric Energy Industry Workers of Minas Gerais (Sindieletro), while the shareholders legally represented by BB Administração de Ativos DTVM S.A. and by Ms. Beatriz Oliveira Fortunato abstained from voting. Following this, Mr. Chairman stated that the mandates of the members of the Supervisory Board were terminating at the present meeting, and therefore a new election should be held to make up the said Board, with a mandate of 1 (one) year, or in other words, until the Ordinary General Meeting to be held in 2006. Mr. Chairman clarified that the said election would be conducted with separate voting in the event of candidates put forward by holders of preference shares and by minority shareholders. Thus, Mr. Chairman put the election of the effective and substitute members of the Supervisory Board up for discussion. Asking to speak, as the holder of preference shares, the shareholders represented by Mr. Fernando Antônio Caldeira de Resende, by Mr. Ayres Augusto Álvares da Silva Mascarenhas and by Mr. Welber Fernandes Silva put forward the following names to make up the Supervisory Board: Effective member: Itamaury Teles de Oliveira – Brazilian, married, banker and economist, resident and domiciled in Belo Horizonte-MG, at Rua Santos Barreto, 35, apt. 701, Lourdes district, CEP 30170-070, bearer of identity card no. 2408, issued by CRA-MG, and CPF no. 177792866-49; Substitute member: Ari Barcelos da Silva – Brazilian, married, company administrator, resident and domiciled in Rio de Janeiro-RJ, at R. Professor Hermes Lima, 735, apt. 302, Recreio dos Bandeirantes district, CEP 22795-061, bearer of identity card no. 2027107-7, issued by CRA-RJ, and CPF no. 006124137-72. When put to discussion and, following this, to a vote – separately, solely with the participation of holders of preference shares – the nominations made by the shareholders represented were approved, while the shareholders Fidelity Fund, Latin America Fund and AGF Emerging Markets Value Fund abstained from voting. Asking to speak, the representative of the shareholder Southern Electric Brasil Participações Ltda., for the minority of the shareholders with voting rights, nominated as an effective member of the Supervisory Board Mr. Luiz Otávio Nunes West – Brazilian, married, accountant, resident and domiciled in Rio de Janeiro-RJ, at Rua General Ivan Raposo, 148/202, Barra da Tijuca district, CEP 22621-040, bearer of identity card no. 010926/0-8, issued by the Regional Accountancy Council of Bahia, and CPF no. 146745485-00; and as substitute member, Mr. Augusto Cesar Calazans Lopes – Brazilian, married, accountant, resident and domiciled in Rio de Janeiro-RJ, at Rua Gago Coutinho, 44/804, Laranjeiras district, CEP 22221-070, bearer of identity card no. 097524730, issued by the Felix Pacheco Institute, and CPF no. 042980307-92. When the abovementioned nominations were put to discussion and, following this, to a vote –

separately – they were approved unanimously. Asking to speak, the representative of the shareholder State of Minas Gerais put forward, as the majority shareholder, the following names to make up the Supervisory Board: Effective members: Luiz Guaritá Neto – Brazilian, married, engineer and businessman, resident and domiciled in Uberaba-MG, at Av. Dr. Eurípedes Cordeiro, 202, Morada das Fontes district, CEP 38060-390, bearer of identity card no. M-324134, issued by the Department of Public Security of the State of Minas Gerais, and CPF no. 289118816-00; Aristóteles Luiz Menezes Vasconcellos Drummond – Brazilian, married, journalist, resident and domiciled in Rio de Janeiro-RJ, at Av. Rui Barbosa, 460/801, Flamengo district, CEP 22250-020, bearer of identity card no. 1842888, issued by the Félix Pacheco Institute, and CPF no. 026939257-20; and Thales de Souza Ramos Filho – Brazilian, married, doctor, resident and domiciled in Juiz de Fora-MG, at Rua Severino Meireles, 67, Passos district, CEP 36025-040, bearer of identity card no. M-290728, issued by the Department of Public Security of the State of Minas Gerais, and CPF no. 003734436-68; Substitute members: Ronald Gastão Andrade Reis – Brazilian, married, company administrator, resident and domiciled in Rio de Janeiro-RJ, at Rua Almirante Guilhem, 332/701, Leblon district, CEP 22440-000, bearer of identity card no. M-104612, issued by the Department of Public Security of the State of Minas Gerais, and CPF no. 007237036-04; Marcus Eolo de Lamounier Bicalho – Brazilian, married, economist, resident and domiciled in Belo Horizonte-MG, at Rua Adolfo Radice, 114, Mangabeiras district, CEP 30315-050, bearer of identity card no. M-1033867, issued by the Department of Public Security of the State of Minas Gerais, and CPF no. 001909696-87; and Aliomar Silva Lima – Brazilian, married, economist, resident and domiciled in Belo Horizonte-MG, at Rua Timbiras, 2505/902, Lourdes district, CEP 30140-061, bearer of identity card no. MG-449262, issued by the Department of Public Security of the State of Minas Gerais, and CPF no. 131654456-72, respectively. When the nominations from the representative of the shareholder State of Minas Gerais were put to a vote, they were approved, while the shareholders represented by Sr. Fernando Antônio Caldeira de Resende abstained from voting. The Counselors elected had declared in advance that there were no impediments applicable regarding their performing of business activities. Continuing with the agenda, Mr. Chairman put forward for discussion the remuneration of the company’s Administrators and the members of the Supervisory Board. Asking to speak, the representative of the shareholder State of Minas Gerais asked Mr. Chairman if he could submit the following Proposal for remunerating the company’s Administrators, for consideration by the shareholders: 1 – To allocate total annual funds amounting to up to R$5,788,000.00 (five million seven hundred and eighty-eight thousand reais) for remunerating the Administration, consisting of the Administrative Board, the Executive Directorate and the Supervisory Board, including health insurance for the Directors, to be contracted at the same standard as in the Health Plan in force for the company’s employees, while maintaining unaltered the present amounts seen by the Administrators by way of monthly remuneration, remunerated leave of absence, bonuses and other benefits of any nature. 2 – To establish that monthly remuneration corresponding to 20% (twenty percent) and 10% (ten percent) of the average monthly remuneration of the Directors shall accrue to the members of the Administrative Board and Supervisory Board, respectively, with due regard for the payment criteria in force. 3 – To establish that the effective and substitute Administrative and Supervisory Counselors that reside in other municipalities shall have reimbursement of their travel and living expenses that are necessary for attending the meetings held at the company’s head offices. 4 – To determine that the emoluments of the Executive Directorate shall be paid on the same dates and be adjusted on the basis of the same indices and the same adjustment periodicity as for the salaries of the company’s employees, conditional on prior acceptance, with regard to the adjustment indices to be applied to the remuneration of the Administrator of the General Coordination, Planning, Management and Finance Chamber of the State of Minas Gerais, and with due regard for the overall limit set in item 1 above. When the proposal from the representative of the shareholder State of Minas Gerais was put to a vote, it was approved, while the shareholders legally represented by Ms. Beatriz Oliveira Fortunato and by Mr. Fernando Antônio Caldeira de Resende, and the shareholders Flávio Decat de Moura, Alexandre Heringer Lisboa, Djalma Bastos de Morais, Fidelity Fund, Latin America Fund and AGF Emerging Markets Value Fund, abstained from voting. Following this, Mr. Chairman gave the information that, because of the result of the Administrative Tendering Process for contracting publication services for material of a legal nature, CEMIG’s publications provided for in Law 6404, of December 15, 1976 and subsequent updates, and in CVM Instruction No. 232, of February 10, 1995, should be made not only in “Minas Gerais”, the Official Gazette of the Public Authorities of the State, but also in the newspapers “O Tempo” and “Gazeta Mercantil”, without prejudice to possible publication in other newspapers. With the meeting opened up for other discussions, the representative of the shareholder CEMIG Employees’ Investment Club took the opportunity to speak and thanked the representative of that Club for his continuation on the company’s Supervisory Board. Continuing the opportunity to speak, but with no one else wishing to say anything, Mr. Chairman decreed the session suspended for the time needed for writing up the minutes. Reopening the session, Mr. Chairman put forward the said minutes for discussion and a vote, verified that they were approved and signed, and then declared the proceedings concluded. To express this, I, Ary Ferreira Filho, Secretary, have written this and signed it together with those present.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
BRAZILIAN LISTED COMPANY - CNPJ 17.155.730/0001-64

BOARD OF DIRECTORS

Meeting held on 19 May 2005

Proposals approved by the Board of Directors

1.               Operational agreement for assignment of personnel between Cemig, Gasmig and Rosal Energia S.A.

2.               Cancellation of PRCAs (proposals by the Board of Directors).

3.               Early settlement of the contract with UHESC S.A. for purchase and sale of shares in UHE Sá Carvalho S.A.

4.               Concession of annual remunerated leave to the Chief Energy Distribution and Sales Officer: Cancellation of PRCA.

5.               Signature of Commitment Undertaking with Cia. de Saneamento de Minas Gerais – Copasa.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT:

LENGTHENING OF DEBT PROFILE

Cemig (Companhia Energética de Minas Gerais), a listed company holding public service concessions, with share securities traded on the stock exchanges of New York, Madrid and São Paulo, hereby informs the public, in accordance with its commitment to implement best corporate governance practices, and in accordance with Instructions 358 and 359 of the Brazilian CVM (of 3 January 2002 and 22 January 2002 respectively), that, in line with the company’s strategic policy orientation to lengthen its debt profile, reduce cost of debt and reduce exposure to foreign currency, the Board of Directors today approved completed contractual arrangements for borrowing, in the local Brazilian bank lending market, of funds in the amount of approximately R$ 1.542 billion. This funding will have a total tenor of 8 years, will be amortized in four equal consecutive annual installments over the period 2010 to 2013, and will be used to re-finance debt of the company and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. becoming due in the period June through December 2005.

Debt profile, after rollover of the debt maturing in 2005

At the same meeting the Board also approved the use of additional funding of R$ 677 million, which had been previously offered to Cemig, with the same tenor and repayment timetable, for refinancing of debts becoming due in 2006 and thereafter, for a higher financial cost or linked to foreign currency exchange rate variation. The amount to be contracted could thus total R$ 2.219 billion.

This transaction has significantly increased the company’s credit quality.

Belo Horizonte, 2 June 2005.

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

INVESTORS RELATIONS SUPERINTENDENCE - IR

CALENDAR OF CORPORATE EVENTS - 2005

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo
Agostinho
30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura
E-mail: flaviodecat@cemig.com.br
Telephone: 55-31-3299-4903
Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are	Minas Gerais – in Belo Horizonte/MG
published	O Tempo – in Belo Horizonte/MG
Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2004.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005
Availability to shareholders	03/10/2005
Publication	04/10/2005

Standard Balance Sheets for year ending on 12/31/2004

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005

Annual Information for year ending on 12/31/2004

Event	Date
Submission to the São Paulo Stock Exchange	05/29/2005

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
• for First Quarter	05/13/2005
• for Second Quarter	08/12/2005
• for Third Quarter	11/14/2005

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/13/2005
Publication of the Public Announcement of AGM	04/13/2005
Annual General Shareholders’ Meeting date	04/29/2005
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/29/2005
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/09/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	02/02/2005
Publication of the Public Announcement of EGS	02/03/2005
General Shareholders’ Meeting date	02/18/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	02/18/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/28/2005

Public Meeting with Analysts

Event	Dates/Locations
Presentation of Results 2004	03/11/2005	CEMIG
Public meeting with analysts, open to other	03/15/2005	APIMEC, Belo
interested parties.	08:00 a.m.	Horizonte – MG
Public meeting with analysts, open to other	03/15/2005	APIMEC, São Paulo –
interested parties.	04:00 p.m.	SP
Public meeting with analysts, open to other	03/16/2005	APIMEC, Rio de
interested parties.	05:00 p.m.	Janeiro – RJ
Public meeting with analysts, open to other	03/17/2005	ABAMEC, Rio de
interested parties.	08:30 a.m.	Janeiro – RJ
Public meeting with analysts, open to other	03/18/2005	APIMEC, Brasília –
interested parties.	08:00 a.m.	DF
Public meeting with analysts, open to other	03/22/2005	APIMEC,
interested parties.	08:30 a.m.	Florianópolis – SC
Public meeting with analysts, open to other	03/22/2005	APIMEC, Porto
interested parties.	05:00 p.m.	Alegre – RS
Public meeting with analysts, open to other	03/31/2005	APIMEC, Fortaleza –
interested parties.	06:00 p.m.	CE
X Public Meeting with analysts - APIMEC	May 12th, 2005 at	Belo Horizonte – MG
	May 14th, 2005	visit to the Capim
Branco Power Plant

Meeting of the Board of Directors

Subject	Date
348a Board of Directors Meeting date	02/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/03/2005

Decisions:

1.               To authorize the signature of amendments to the consortium constitution contracts of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava hydroelectric power plants, assigning Cemig’s rights and obligations in relation to them to Cemig Geração e Transmissão S.A.

2.               To submit to the Extraordinary General Meeting of Stockholders to be held on 18 February 2005 the following proposal:

a) To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irapé Hydroelectric power plant.

b) To ratify maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

c) To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Cemig.

3.               To grant annual leave to the Chief Energy Generation and Transmission Officer.

4.               To grant annual leave to the Chief Planning, Projects and Construction Officer.

5.               To authorize closure of the Operational Agreement for the Guilman-Amorim hydroelectric power plant.

6.               To authorize signing of the Electricity Sale Chamber (CCEE) Arbitration Convention.

Meeting of the Board of Directors

Subject	Date
349a Board of Directors Meeting date	03/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 03/17/2005

Decisions:

1.               Report of Management and Financial Statements for the business year of 2004.

2.               Proposal of the Board of Directors to the Annual General Meeting to be held on or before 30 April 2005.

3.               Construction of the Irapé – Montes Claros low voltage transmission line.

4.               Advances against future capital increases to the companies Usina Termelétrica Barreiro S.A. (Barreiro Thermo-electric generation plant) and CEMIG PCH S.A. (Cemig Small Hydroelectric Plants).

5.               Contracting with Deloitte Touche Thomatsu for the services of auditing of accounts of the Irapé Construction Consortium (re-ratification of the respective CRCA).

6.               Signature of Agreement and Amendment relating to the Contract to build the Pai Joaquim PCH (Small Hydroelectric Plant).

7.               Construction of the Irapé–Araçuaí low voltage transmission line.

Meeting of the Board of Directors

Subject	Date
350a Board of Directors Meeting date	03/30/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/10/2005

Decisions:

1.               Advance against future capital increase of the Usina Termelétrica Barreiro S.A..

2.               Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

Meeting of the Board of Directors

Subject	Date
351a Board of Directors Meeting date	04/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/25/2005

Decisions:

1.               To grant annual paid leave to the Chief Distribution and Sales Officer.

2.               To sign amendments to electricity distribution concession contracts Nºs. 002, 003, 004 and 005/05.

3.               To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with Banco do Brasil S.A. for refinancing of debt.

4.               To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with the banks Credit Suisse First Boston and BNP Paribas for refinancing of debt.

Meeting of the Board of Directors

Subject	Date
352a Board of Directors Meeting date	04/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/30/2005

Decisions:

1.               Proposal for acquisition of holdings in transmission companies

Meeting of the Board of Directors

Subject	Date
353a Board of Directors Meeting date	05/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 05/30/2005

Decisions:

1.               Operational agreement for assignment of personnel between Cemig, Gasmig and Rosal Energia S.A.

2.               Cancellation of PRCAs (proposals by the Board of Directors).

3.               Early settlement of the contract with UHESC S.A. for purchase and sale of shares in UHE Sá Carvalho S.A.

4.               Concession of annual remunerated leave to the Chief Energy Distribution and Sales Officer: Cancellation of PRCA.

5.               Signature of Commitment Undertaking with Cia. de Saneamento de Minas Gerais – Copasa.

Meeting of the Board of Directors

Subject	Date
354a Board of Directors Meeting date	06/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 06/10/2005

Decisions:

1.               Refinancing of the debt of the company and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. becoming due in the period June through December 2005.

2.               Authorization to file suit for recovery of undue taxation (PIS, Pasep and Cofins), and contracting – the matter being exempt from the requirement for tender proceedings – of a law firm specialized in tax law.

3.               Guarantee in the contracting of the loan for refinancing of the debt.

4.               Subcontracting of the services of the Independent Auditors for accounting and tax review of the companies of the Shahin Group.

Meeting of the Board of Directors – DATE FORECAST

Agenda	Date
Sundry matters	06/29/2005
Sundry matters	07/28/2005
Sundry matters	08/25/2005
Sundry matters	09/29/2005
Sundry matters	10/27/2005
Sundry matters	11/30/2005
Sundry matters	12/15/2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that the payments of Interest on Equity approved by the meetings of the Board of Directors held on 05/31/2004, 08/26/2004 and 11/30/2004, will be paid on 30 June 2005, as follows:

•                  Interest on Equity in the amount of R$ 200,000,000.00 (two hundred million Reais), corresponding to R$ 1,233922 per thousand shares, which will be paid to all stockholders whose names were on the Company’s Nominal Share Register on 06/10/2004;

•                  Interest on Equity in the amount of R$ 100,000,000.00 (one hundred million Reais), corresponding to R$ 0.616961 per thousand shares, which will be paid to all stockholders whose names were on the Company’s Nominal Share Register on 08/09/2004;

•                  Interest on Equity in the amount of R$ 46,200,000.00 (forty and six million and two hundred thousand Reais), corresponding to R$ 0,285036 per thousand shares, which will be paid to all stockholders whose names were on the Company’s Nominal Share Register on 12/10/2004;

The payment will be made automatically for all stockholders whose details are up to date in the registry of Banco Itaú S.A.

Belo Horizonte, 17 June 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer